UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MICROFINANCIAL INCORPORATED

(Names of Subject Company (Issuer))

MF MERGER SUB CORP.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

MF PARENT LP

(Name of Filing Persons (Parent of Offeror))

MF INVESTOR GP LLC

FORTRESS CREDIT ADVISORS LLC

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

595072109

(CUSIP Number of Class of Securities)

MF Merger Sub Corp.

c/o Fortress Investment Group

1345 Avenue of the Americas

46th Floor

New York, New York 10105

Attention:  Constantine M. Dakolias

Telephone:  (212) 798-6100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

David E. Zeltner

Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, New York 10005

Telephone:  (212) 530-5000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$151,880,649.76	$17,649

*                  Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 14,433,154 shares of common stock, par value $0.01 per share (the “Shares”), of MicroFinancial Corporation (“MicroFinancial”) outstanding multiplied by the offer price of $10.20 per share, (ii) 130,239 Shares subject to outstanding restricted stock units, which reflects the maximum number of restricted stock units that may be outstanding at the time the offer is completed, multiplied by the offer price of $10.20 per share, (iii) 433,028 Shares issuable pursuant to outstanding options multiplied by the offer price of $10.20 per share less the weighted average exercise price for such options of $3.723 per share and (iv) 51,894 Shares (including Shares issuable pursuant to restricted stock units) to be issued to directors and certain members of management of MicroFinancial following December 13, 2014, multiplied by the offer price of $10.20 per share. The calculation of the filing fee is based on information provided by MicroFinancial as of December 12, 2014 (with respect to the number of Shares of common stock, restricted stock units and options) and September 30, 2014 (with respect to the exercise price of such options).

**            The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$17,649	Filing Party:	MF Merger Sub Corp.
Form or Registration No.:	Schedule TO	Date Filed:	December 19, 2014

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by MF Merger Sub Corp., a Massachusetts corporation (the “Offeror”), MF Parent LP, a Delaware limited partnership (“Parent”), MF Investor GP LLC, a Delaware limited liability company and Fortress Credit Advisors LLC, a Delaware limited liability company and an affiliate of Fortress Investment Group LLC, a Delaware limited liability company (“FIG”), with the Securities and Exchange Commission on December 19, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”).  The Schedule TO relates to the offer by the Offeror for all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock” or the “Shares”) of MicroFinancial Incorporated (the “Company”) at a price of $10.20 per share net to the seller in cash without interest and less any applicable withholding taxes upon the terms and conditions set forth in the offer to purchase dated December 19, 2014 (the “Offer to Purchase”), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”) which, together with any amendments or supplements, collectively constitute the “Offer.”

The information in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is incorporated herein by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

This Amendment is being filed to amend and supplement Items 11 and 12 as reflected below.

ITEM 11.                 ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 11 — “The Merger Agreement and Other Agreements” of the Offer to Purchase is hereby amended and supplemented by adding the following sentence immediately after the final sentence of the last paragraph of the sub-section captioned “Company Conduct of Business Covenants”:

On January 2, 2015, the Company Board declared the Dividend of $0.08 per Share, payable on January 15, 2015 to holders of record of Shares at the close of business on January 12, 2015.  Holders of Shares as of the record date will be entitled to receive the Dividend on Shares that are tendered in the Offer, whether tendered before or after the record date.  The foregoing description is qualified in its entirety by reference to the Press Release issued by the Company on January 2, 2015 regarding the declaration of the Dividend, a copy of which is filed as Exhibit (a)(1)(H) to the Schedule TO, and is incorporated by reference herein.

The information set forth in Section 15 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following immediately after the final paragraph:

Litigation. On December 19, 2014, a purported shareholder of the Company filed a putative class action lawsuit in the Delaware Court of Chancery, captioned as Michael Zumbluskas v. MicroFinancial Inc., et al., Case No. 10479.  That action was dismissed by the plaintiffs on or about December 22, 2014, and refiled in the Business Litigation Session of the Superior Court of Suffolk County, Massachusetts, captioned as Michael Zumbluskas v. MicroFinancial, Inc., et al., Civil Action No. 14-4026 (the “Zumbluskas Complaint”). In addition to the Company, the Zumbluskas Complaint names the individual members of the Company Board, Parent, the Offeror and FIG as defendants. The Zumbluskas Complaint purports to be brought individually and on behalf of similarly situated public shareholders of the Company and alleges claims for breaches of fiduciary duties against the Company Board in connection with the Transactions and that Parent, the Offeror, and FIG aided and abetted the purported breaches of fiduciary duties. The Zumbluskas Complaint seeks, among other things, certification of the putative class, certain forms of injunctive relief (including enjoining the consummation of the Transactions or any initiation or continuance of defensive measures that would inhibit a “market check” of the value of the Company), disclosure by the Company Board of all material information relating to the Transactions, rescission of the Transactions or the award of damages, in each case to the extent the Transactions are consummated, unspecified compensatory damages (including pre-judgment and post-judgment interest thereon), the costs and disbursements of the Zumbluskas Complaint, including reasonable attorneys’ and experts’ fees, and other relief that the court may deem just and proper.  Parent and the Offeror believe that the Zumbluskas Complaint is without merit and intend to defend vigorously against all claims asserted.

The foregoing description is qualified in its entirety by reference to the Zumbluskas Complaint, a copy of which is filed as Exhibit (a)(5)(A) to the Schedule TO, and is incorporated by reference herein.

On December 24, 2014, a second putative class action challenging the Transactions was filed by a purported shareholder of the Company. This action was filed in the Business Litigation Session of the Superior Court of Suffolk County, Massachusetts, and is captioned as Andrew James Dehn v. MicroFinancial Inc., et al., Civil Action No. 14-4042 (the “Dehn Complaint”). In addition to the Company, the Dehn Complaint names the individual members of the Company Board, Parent, the Offeror and FIG as defendants. The Dehn Complaint purports to be brought individually and on behalf of similarly situated public shareholders of the Company and alleges claims for breaches of fiduciary duties against the Company Board in connection with the Transactions and that Parent, the Offeror, and FIG aided and abetted the purported breaches of fiduciary duties. The Dehn Complaint seeks, among other things, certification of the putative class, preliminary and permanent relief, including injunctive relief enjoining the consummation of the Transactions, rescission of the Transactions and/or the award of actual and punitive damages (with pre-judgment and post-judgment interest), in each case to the extent the Transactions are consummated prior to the entry of a final judgment, an accounting for damages caused by the defendants and for all profits and any special benefits obtained by the defendants as a result of their alleged breaches of their fiduciary duties, the costs of the Dehn Complaint, including reasonable attorneys’ and experts’ fees and expenses, and other relief that the court may deem just and proper.  Parent and the Offeror believe that the Dehn Complaint is without merit and intend to defend vigorously against all claims asserted.

The foregoing description is qualified in its entirety by reference to the Dehn Complaint, a copy of which is filed as Exhibit (a) (5) (B) to the Schedule TO, and is incorporated by reference herein.

ITEM 12.                 EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(H)	Press Release issued by the Company on January 2, 2015 regarding the declaration of the quarterly cash dividend.

(a)(5)(A)	Complaint filed by Michael Zumbluskas, on behalf of himself and others similarly situated, on December 23, 2014, in the Superior Court of Suffolk County, Massachusetts.

(a)(5)(B)	Complaint filed by Andrew James Dehn, on behalf of himself and others similarly situated, on December 24, 2014, in the Superior Court of Suffolk County, Massachusetts.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 5, 2015

MF Merger Sub Corp.

By:	/s/ David E. King
Name: David E. King
Title: Director

MF Parent LP

By:	MF Investor GP LLC

By:	/s/ David E. King
Name: David E. King
Title: Director

MF Investor GP LLC

By:	/s/ David E. King
Name: David E. King
Title: Director

Fortress Credit Advisors LLC

By:	/s/ Constantine M. Dakolias
Name: Constantine M. Dakolias
Title: President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 19, 2014.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release issued by the Company on December 15, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MicroFinancial Incorporated on December 16, 2014).*

(a)(1)(G)	Summary Advertisement to be published in the New York Times and dated December 19, 2014.*

(a)(1)(H)	Press Release issued by the Company on January 2, 2015 regarding the declaration of the quarterly cash dividend.

(a)(5)(A)	Complaint filed by Michael Zumbluskas, on behalf of himself and others similarly situated, on December 23, 2014, in the Superior Court of Suffolk County, Massachusetts.

(a)(5)(B)	Complaint filed by Andrew James Dehn, on behalf of himself and others similarly situated, on December 24, 2014, in the Superior Court of Suffolk County, Massachusetts.

(b)(1)	Bridge Loan Agreement, dated as of December 13, 2014, by and between Santander Bank, N.A., as Lender, and MF Merger Sub Corp., as Borrower.*

(b)(2)

Credit Agreement, dated as of December 13, 2014, by and among Santander Bank, N.A., as Agent, the Lenders party thereto, MF2 Holdings LLC and TimePayment Corp. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K/A filed by MicroFinancial Incorporated on December 18, 2014).*

(b)(3)

Third Amended and Restated Credit Agreement, dated as of December 13, 2014, by and among Santander Bank, N.A., as Agent, the Lenders party thereto, MF2 Holdings LLC and TimePayment Corp. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K/A filed by MicroFinancial Incorporated on December 18, 2014).*

(b)(4)

Escrow Agreement, dated as of December 13, 2014, by and among Santander Bank, N.A., MF2 Holdings LLC, TimePayment Corp. and BNY Mellon, N.A. (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K/A filed by MicroFinancial Incorporated on December 18, 2014).*

(d)(1)

Agreement and Plan of Merger, dated as of December 13, 2014, by and among MF Merger Sub Corp., MF Parent LP and MicroFinancial Incorporated (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MicroFinancial Incorporated on December 16, 2014).*

(d)(2)

Commitment Letter, dated as of December 13, 2014, delivered by Fortress Credit Opportunities Fund III (A) LP, Fortress Credit Opportunities Fund III (B) LP, Fortress Credit Opportunities Fund III (C) L.P., Fortress Credit Opportunities Fund III (D) L.P. and Fortress Credit Opportunities Fund III (E) LP to MF Parent LP.*

(d)(3)

Tender and Support Agreement, dated as of December 13, 2014, by and among MF Parent LP, MF Merger Sub Corp., Torrence C. Harder, Torrence C. Harder Revocable Trust of 2006, Ashley J. Harder 2000 Irrevocable Trust, Lauren E. Harder 2001 Irrevocable Trust, Entrepreneurial Ventures, Inc., Harder Family 2011 LLC, Brian E. Boyle, Peter R. Bleyleben, Peter R Bleyleben Revocable Trust, Fritz von Mering and Alan Zakon.*

(d)(4)	Contribution, Non-Tender and Support Agreement, dated as of December 13, 2014, by and among MF Parent LP, Richard F. Latour, James R. Jackson, Jr. and Steven J. LaCreta.*

(d)(5)

Amended and Restated Employment Agreement by and between MicroFinancial Incorporated and Richard F. Latour, dated December 13, 2014 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by MicroFinancial Incorporated on December 16, 2014).*

(d)(6)

Amended and Restated Employment Agreement by and between MicroFinancial Incorporated and James R. Jackson, Jr., dated December 13, 2014 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by MicroFinancial Incorporated on December 16, 2014).*

(d)(7)

Amended and Restated Employment Agreement by and between MicroFinancial Incorporated and Steven J. LaCreta, dated December 13, 2014 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by MicroFinancial Incorporated on December 16, 2014).*

(d)(8)	Letter Agreement between MicroFinancial Incorporated and Fortress Investment Group LLC, dated July 25, 2014.*

(g)	None.

(h)	None.

*  Previously filed with the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 19, 2014.